

Mail Stop 6010

July 11, 2008

VIA U.S. MAIL and FACSIMILE: (305) 358-7095

Mr. Mingfei Yang
Chief Financial Officer
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

>   **RE: China INSOnline Corp.**
>   **Form 10-QSB for the fiscal quarter ended March 31, 2008**
>   **Filed May 15, 2008**
>   **Form 8-K dated December 18, 2007**
>   **File No. 000-20532**

Dear Mr. Yang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated December 18, 2007
Item 9.01 Financial Statements and Exhibits, page 46

1.   We see that you provided audited annual financial statements for Beijing ZYTX, an entity that you consolidate based on the guidance of FIN 46(R). Tell us why you did not provide audited annual *consolidated* financial statements for Rise and Grow Limited, the entity that appears to be the ultimate accounting acquirer. If you believe that consolidated financials statements for Rise and Grow Limited are not necessary please explain in detail.

2.   We see from disclosures in Forms 10-QSB as of December 31, 2007 and March 31, 2008 that you consolidate Beijing ZYTX because you determined that (1) Beijing ZYTX is a variable interest entity and (2) your wholly-owned subsidiary, Zhi Bao Da Tong (ZBDT), is the primary beneficiary of the arrangement. In a written response, please tell us:

        •   Why you believe Beijing ZYTX is a variable interest entity as that notion is defined in paragraph 5 of FIN 46(R).

        •   Assuming you can demonstrate that Beijing ZYTX is a variable interest entity, why you believe ZBDT is the primary beneficiary of the arrangement as provided in FIN 46(R).

        Your response should provide an analysis that fully describes how you interpreted the detailed guidance from FIN 46(R) and how you applied that guidance in your specific circumstances. We may have further comment.

3.   We see that the financial statements for Beijing ZYTX were audited by K.P Cheng & Co. We also see that you subsequently engaged a new auditor as reported on a Form 8-K filed on February 1, 2008. Please tell us where you reported the termination of K.P Cheng & Co. Refer to Item 304 of Regulation S-B.

Form 10-QSB as of March 31, 2008

4.   Please tell us why your filing does not present unaudited condensed consolidated statements of income for the quarter and year-to-date period of the prior fiscal year and a condensed consolidated statement cash flows for the year to date period of the prior fiscal year. In that regard, we see that the financial statements included in the Form 8-K failed to report that the reverse merger had an inception date of October 8, 2006 and Rise and Grow, the accounting acquirer, appears to have had an inception date of February 10, 2006. Refer to Item 310 of Regulation S-B and explain how your filing is compliant with the requirement. This comment also applies to the Form 10-QSB as of December 31, 2007.

Condensed Consolidated Statements of Cash Flows, page F-4

5.   Please tell us about the nature of the amount titled "Acquisition of software." In that regard (1) describe the nature of the software, (2) tell us whether the amount relates to purchased or internally developed software and, (3) tell us whether the software is for internal use or for sale/lease/license to customers. Identify the literature relied upon in determining the accounting and in measuring the amount capitalized. Also, explain how you applied the literature you cite. Please expand to make clarifying disclosure in future filings.

6.   We see that the amount attributed to the effect of exchange rate changes on cash approximates the amount of the foreign currency translation adjustment for the nine month period ended March 31, 2008. Please tell us how your measurement of the effect of exchange rate changes on cash considers the guidance from paragraph 25 of SFAS 95 and the related computational guidance from Example 2 of Appendix C of SFAS 95.

Note 1. Organization and Principal of Activities, page F-5

7.   You disclose that ZBDT has a controlling financial interest in Beijing ZYTX through an Exclusive Technical Consulting and Service Agreement and related transaction documents. In a detailed response, please tell us how these agreements give you a controlling financial interest in Beijing ZYTX. Also address any contingencies and circumstances that could lead to loss of control or termination of the agreements. In future filings please present disclosure about the significant provisions of the agreements leading you to conclude that you have a controlling financial interest in Beijing ZYTX. The guidance set forth in EITF 97-2 maybe helpful in that regard.

8.   Please expand future filings to provide each of the disclosures required by paragraph 23 of FIN 46(R).

Note 3. Summary of Significant Accounting Policies
(g) Revenue Recognition, page F-8

9.   We note that you have disclosed the use of EITF 00-21 in your accounting for advertising revenues. Please tell us and disclose in future filings:

- The separate deliverables identified for which revenue recognition is accelerated and/or deferred.

- How VSOE is determined for each of the separate deliverables.

- Why each deliverable is not an integral part of the service delivered necessitating deferral of the multiple deliverables.

        Please explain how you applied the specific guidance from EITF 00-21 in reaching your conclusions.

10.   We refer to your general disclosure about EITF 01-09. In future filings please describe the nature of and accounting for actual vendor programs in place.

11.   Please tell us whether insurance commissions are non-refundable. If there are refund provisions, for instance upon early cancellation of an insurance contract, please tell us and in future filings disclose how you estimate and record potential refunds. Refer to SAB Topic 13A-4 for further guidance on refundable fees for services

Note 5. Income Taxes, page F-10

12.   You disclose that ZYTX is exempt from income taxes through December 31, 2008. However, you have recorded approximately $1.4 million for the provision for income taxes through March 31, 2008 and have accrued a current income tax liability of approximately $2 million as of that date. For clarity in explaining the provision for income taxes, please tell us about and revise future filings to describe the income tax status of the other entities included in your financial statements.

13.   As a related matter, the notes to your financial statements should include all relevant qualitative and quantitative disclosures from paragraphs 43 through 48 of SFAS 109. Since you are a Delaware company, those disclosures should appropriately consider income tax disclosure relevant to the consolidated financial statements in addition to any disclosure required to explain the income tax status of the businesses in China and Hong Kong. Please show us how you intend to implement this comment. To the extent you believe individual disclosures under the cited paragraphs of SFAS 109 are not applicable, please explain.

14.   Based on your reported pre-tax accounting income for the year to date period
        ended March 31, 2008 please provide us (1) a table showing the amount of the
        provision for income taxes attributed to each entity in your consolidated financial
        statements and (2) a table that reconciles expected income taxes based on the US
        statutory rate to the reported income tax expense. The second table should
        conform to the guidance from paragraph 47 of SFAS 109 and should clearly
        identify, quantify and describe each significant reconciling item, such as the
        impact of jurisdictional rate differences, income holidays and other individually
        significant permanent differences.

15.   Accrued income taxes aggregate nearly $2 million as of March 31, 2008. Please
        tell us and in future filings disclose the due date(s) for the substantial income tax
        accrual.

16.   In future filings please disclose the aggregate dollar and per share impact of the
        tax holidays in China. Refer to SAB Topic 11-C.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page I-2
Organizational Structure of Rise & Grow, ZBDT and Zhiyuan, page I-2

17.   You disclose that *Zhiyuan* shall provide on-going technical services and other
        services to *Zhiyuan* in exchange for substantially all the net income of *Zhiyuan*.
        Please tell us whether one of these references to Zhiyuan should refer to one of
        the other entities in the financial statements.

Results of Operations, page I-7

18.   We see that ZYTX was formed on October 8, 2006 and that Rise and Glow, the
        accounting acquirer, was formed on February 10, 2006. You have reported the
        transaction with Dexterity Surgical as recapitalization of Rise and Glow and have
        assumed the Registrant's reporting obligation. It appears that both entities had
        operations in the prior comparative periods. Accordingly, please tell us why it is
        not feasible to provide comparative discussions for the prior year periods. Tell us
        how your presentation conforms to the guidance from Item 303(b) of Regulation
        S-B.

19.   Your discussion of results of operations cites certain balances derived from the financial statements, but does not present analysis and discussion of operating results. Please expand future filings to provide a complete discussion and analysis of the results of operations for the periods presented. In that regard, you should quantify and describe reasons for changes in each significant financial statement captions and provide appropriate disclosure about known trends and uncertainties. For guidance on MD&A refer to Item 303 of Regulation S-B and Release No. 33-8350: Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Controls and Procedures, page I-20

20.   We note your statement that your chief executive officer and your chief financial officer "concluded that our disclosure controls and procedures are **effectively designed** to ensure that information required to be disclosed or filed by us is recorded, processed or summarized, within the time periods specified in the rules and regulations of the Securities and Exchange Commission." It is not clear whether your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. In future filings please revise your officers' conclusions to clearly state whether disclosure controls and procedures are or are not *effective*.

21.   You disclose that disclosure controls and procedures are "designed to ensure that information required to be disclosed in the Company's filings under the Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms" and that they are "effectively designed to ensure that information required to be disclosed or filed by us is recorded, processed or summarized, within the time periods specified in the rules and regulations of the Securities and Exchange Commission." If you continue to provide a definition of disclosure controls and procedures, please revise future filings to present the entire two sentence definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant